FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS AMÉRICAS ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2016

▪    Enersis Américas’ EBITDA as of June 30, 2016 amounted to Ch$ 872,273 million, 11.7% higher than the Ch$ 780.847 million from the first half of 2015. Considering only the operating EBITDA, this is, isolating the foreign exchange rate impact, the EBITDA would have increased 28.0%.

▪    The generation business showed an EBITDA increase of Ch$ 60.497 million, 14.5% higher than the same period of 2015. This is explained by the better results obtained in the four countries in which the Group operates.

▪    In the distribution business the EBITDA was 12.9% higher than the same period of the previous year, amounting Ch$ 425,966 million, attributable mostly by better results in Argentina and Peru. This was partially offset by a lower EBITDA in Brazil.

▪    Net profit after taxes decreased by 3.1% compared to the previous year, however, if we isolate the non-recurring impact of fines in Edesur totaling Ch$ 45,889 million, net profits increased by 9.5%.

▪    In the distribution business, the customer base expanded by nearly 343,000 new customers during the last twelve months, now exceeding 13.5 million customers.  The energy demand in the Group’s concession areas increased 1.5% compared with the same period of the previous year, totaling physical sales of 31.801 GWh.

▪    In the generation business, the accumulated production of energy amounted to 20,080 GWh, in line with the 20,463 GWh of the first half of 2015.  On the other hand, physical sales increased 5.2% with respect to the same period of 2015, reaching 24,787 GWh, explained by higher sales in Brazil, Colombia and Peru.

• 1 •

ECONOMIC – FINANCIAL SUMMARY

➢  The Company’s operating income increased 14.8% compared to the first half of 2015, totaling Ch$ 690,497 million, as a result of better performances in both the generation as well as the distribution businesses.

➢  The net financial income shows higher expenses of Ch$ 120,355 million. This is mainly attributable to the quality service’s fines paid by Edesur, amounting Ch$ 45,889 million, due to an update of the value of past fines, and to the greater expenses incurred by our Colombian subsidiary Emgesa, amounting Ch$ 36,840 million, mostly attributable to a lower capitalization of financial expenses in the construction of Central El Quimbo.

➢  Income before taxes amounted to Ch$ 513,649 million, representing a 6.0% reduction compared to the first semester of 2015.

➢  Corporate taxes accrued by the Company were 11.7% lower than those of the same period of the previous year, representing an expense of Ch$ 161,250 million, mainly explained by lower taxes in Brazil due to lower taxable base compared to the first half of 2015 of Ch$ 22,763 million, lower tax due to FX impact in foreign investments of Ch$ 38,466 million, compensated by higher taxes expenses of Ch$ 21,942 million due to better results in our subsidiaries El Chocón, Emgesa and Edegel, and by higher expense of Ch$ 17,944 million due to the record of deferred tax over taxable badwill due to the absorption of Chilectra Américas.

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained solid, as shown below:

•     Cash and cash equivalent                                                                        US$ 1,684 million

•     Cash and cash equiv. + 90-day cash investments                               US$ 1,839 million

•     Available committed lines of credit                                                              US$ 288 million

•     Available uncommitted lines of credit                                                         US$ 383 million

➢    The average nominal interest rate in June 2016 increased to 10.4% from 9.4% during the same period of the previous year, primarily influenced by worse inflation conditions in Colombia and worse interest rates of debt taken in Brazil.

Hedging and protection:

In order to mitigate the financial risks associated to foreign exchange rate and interest rate fluctuations, Enersis Américas S.A. (the continuing company of the former Enersis S.A.) has enacted policies and procedures aimed at hedging its financial statements against the volatility of these variables.

• 2 •

•      Enersis Américas’ consolidated foreign exchange hedging policy, establishes that there must be equilibrium between the index currency of the flows generated by each company and the currency in which they assume debt.  Consequently, Enersis Américas has contracted, including discontinued operations, cross-currency swaps valued at US$ 576 million and forwards of US$ 253 million.

•      In order to reduce financial statement the volatility of the financial statements caused by interest rate changes, Enersis Américas S.A. (consolidated) keeps an adequate balance in the structure of the debt. To that effect, we have contracted interest rate swaps for US$ 99 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

As stated under Note 5 of the current financial statements as of June 2015, on December 2015 the Shareholders’ Meeting of Enersis S.A. decided to approve the spin-off of the Company subject to compliance with certain conditions precedent that consisted in dividing Enersis and its subsidiaries, Endesa Chile and Chilectra in a manner such as to separate, on the one hand the generation and distribution businesses in Chile and, on the other, those activities outside of Chile.

On March 1, 2016, and after meeting the conditions precedent, the spin-off of Enersis Chile and its subsidiaries Endesa Chile and Chilectra was materialized and as of that same date the new subsidiaries Enersis Américas (the continuing company of the former Enersis S.A.), Enersis Chile, Endesa Americas and Chilectra Américas began to legally exist.

Considering the above-mentioned and pursuant to the provisions of the International Financial Reporting Standards (IFRS), all revenues and expenses corresponding to the generation and distribution businesses in Chile for the 2-month period ending on February 29, 2016 -as they are considered discontinued operations- are shown under the item “Profit (loss) from discontinued operations” of the integral consolidated income statement.

For comparative purposes, this presentation scheme has also been applied to the June 2015 income, thereby restating the integral consolidated income statement of the previous year.

For additional information, see Note 5.1 of Enersis Américas’ consolidated financial statements as of June 30, 2016.

In line with what has been described above and in order to enable a better interpretation of the businesses and income of the years ending as of June 30, 2016 versus 2015, we prepared tables to clearly visualize and distinguish discontinued operations, thereby enabling explaining the businesses and their incomes in a better manner.

• 3 •

MARKETS IN WHICH THE COMPANY OPERATES

Enersis Américas’ business activities are carried out through subsidiary companies that operate the different businesses in the five countries in which the Company operates. The most relevant businesses for Enersis are electricity generation and distribution.

The following tables show some key indicators, as of June 30, 2016 and 2015, of the companies in the different countries in which they operate.

Generation business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Jun-16	Jun-15	Jun-16	Jun-15

Endesa Chile (1)	SIC & SING Chile	12,139	11,347	35.6%	34.4%
Costanera	SIN Argentina	3,029	4,495	4.5%	6.8%
El Chocón	SIN Argentina	1,665	1,591	2.4%	2.4%
Dock Sud	SIN Argentina	2,237	1,629	3.3%	2.5%
Edegel consolidated	SICN Peru	4,548	4,333	21.0%	22.2%
EE. Piura	SICN Peru	343	303	1.6%	1.6%
Emgesa	SIN Colombia	8,701	8,026	20.3%	18.8%
Cachoeira Dourada	SICN Brazil	2,728	1,574	1.2%	0.7%
Fortaleza	SICN Brazil	1,535	1,610	0.7%	0.7%
Total		36,926	34,908

Discontinued operations (1)		(12,139)	(11,347)

Total		24,787	23,562
(1) includes Endesa Chile and its generation subsidiaries in Chile. As of June 30, 2016 and 2015, corresponds to discontinued operations.

• 4 •

Distribution business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15

Chilectra (**)	7,875	7,717	5.2%	5.5%	1,800	1,760	2,628	2,547
Edesur	9,551	9,228	13.1%	11.4%	2,489	2,470	577	591
Edelnor	3,932	3,846	7.9%	8.2%	1,352	1,319	2,188	2,144
Ampla	5,876	5,888	19.9%	18.9%	3,011	2,945	2,770	2,483
Coelce	5,698	5,567	13.0%	12.2%	3,822	3,685	3,361	3,139
Codensa	6,744	6,794	7.1%	7.1%	2,909	2,821	2,645	2,726

Total	39,676	39,039	11.0%	10.6%	15,383	15,000	1,721	1,688

Discontinued operations (**)	(7,875)	(7,717)			(1,800)	(1,760)

Total Continuing Operations	31,801	31,322	11.0%	10.6%	13,583	13,240	1,721	1,688
(*) Includes final customer sales and tolls.
(**) Consolidated data. As of June 30, 2016 and 2015, corresponds to discontinued operations.

The following table shows a breakdown of energy sales revenues by line of business and type of client as of June 30, 2016 and 2015 of the companies in the different countries in which we operate.  This information includes the discontinued operations.

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15

Energy Sales Revenues

Generation	49,855	51,358	144,775	131,565	423,303	325,126	190,005	163,138	807,938	671,187	(213,544)	(136,600)	594,394	534,587
Regulated customers	5	-	91,187	74,560	-	-	114,056	68,428	205,248	142,988	(148,048)	(76,380)	57,200	66,608
Non regulated customers	1,678	3,059	62,034	30,177	293,518	252,463	59,627	81,251	416,857	366,950	(65,492)	(60,206)	351,365	306,744
Spot Market	30,624	34,635	208	26,828	129,785	72,663	7,479	3,726	168,096	137,852	-	-	168,096	137,852
Other Clients	17,548	13,664	(8,654)	-	-	-	8,843	9,733	17,737	23,397	(4)	(14)	17,733	23,383

Distribution	295,164	131,276	570,885	835,659	366,380	363,651	290,262	247,760	1,522,691	1,578,346	(145)	(136)	1,522,546	1,578,210
Residential	62,947	42,686	300,921	425,943	183,138	182,772	141,192	119,695	688,198	771,096	-	-	688,198	771,096
Commercial	122,762	56,508	136,523	181,580	87,607	85,511	55,684	51,261	402,576	374,860	(64)	(44)	402,512	374,816
Industrial	34,439	14,400	53,391	67,597	37,148	34,807	43,753	33,359	168,731	150,163	-	-	168,731	150,163
Other	75,016	17,682	80,050	160,539	58,487	60,561	49,633	43,445	263,186	282,227	(81)	(92)	263,105	282,135
Less: Consolidation adjustments	(18)	(13)	(91,194)	(66,405)	(65,573)	(32,014)	(56,903)	(38,305)	(213,688)	(136,737)	213,689	136,736	-	-

Energy Sales Revenues	345,001	182,621	624,466	900,819	724,110	656,763	423,364	372,593	2,116,941	2,112,796	0	-	2,116,940	2,112,797

variation in million chilean peso and %.	162,380	(88.9%)	(276,353)	(30.7%)	67,347	10.3%	50,771	13.6%	4,145	0.2%	-	-	4,143	0.2%

(*) Discontinued Operations
(**) Continuing Operations

• 5 •

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

Net Income attributable to the controlling shareholders of Enersis Américas as of June 30, 2016 amounted to Ch$ 268,568 million; which represents a 6.8% reduction compared to the same period of the previous year, which showed a profit of Ch$ 288,008 million.

Following is an item-by-item comparison of the income statement of the continued operations as of June 30, 2016 and 2015:

• 6 •

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million Ch$)	Jun-16	Jun-15	Change	% Change

Revenues	2,565,327	2,599,786	(34,459)	(1.3%)
Sales	2,372,703	2,326,409	46,294	2.0%
Other operating income	192,624	273,377	(80,753)	(29.5%)
Procurements and Services	(1,253,798)	(1,354,622)	100,824	7.4%
Energy purchases	(780,951)	(948,692)	167,741	17.7%
Fuel consumption	(154,504)	(110,650)	(43,854)	(39.6%)
Transportation expenses	(127,721)	(127,650)	(71)	(0.1%)
Other variable costs	(190,622)	(167,630)	(22,992)	(13.7%)
Contribution Margin	1,311,529	1,245,164	66,365	5.3%
Personnel costs	(182,408)	(204,578)	22,170	10.8%
Other fixed operating expenses	(256,848)	(259,739)	2,891	1.1%
Gross Operating Income (EBITDA)	872,273	780,847	91,426	11.7%
Depreciation and amortization	(156,418)	(158,408)	1,990	1.3%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(25,358)	(21,056)	(4,302)	(20.4%)
Operating Income	690,497	601,383	89,114	14.8%
Net Financial Income	(178,680)	(58,325)	(120,355)	(206.4%)
Financial income	94,269	135,399	(41,130)	(30.4%)
Financial costs	(273,723)	(185,035)	(88,688)	(47.9%)
Gain (Loss) for indexed assets and liabilities	(419)	(3,106)	2,687	86.5%
Foreign currency exchange differences, net	1,193	(5,583)	6,776	121.4%
Other Non Operating Income	1,832	3,407	(1,575)	(46.2%)
Net Income From Sale of Assets	244	635	(391)	(61.6%)
Share of profit (loss) of associates accounted for using the equity method	1,588	2,772	(1,184)	(42.7%)
Net Income Before Taxes	513,649	546,465	(32,816)	(6.0%)
Income Tax	(161,250)	(182,683)	21,433	11.7%
Net Income from Continuing Operations	352,399	363,782	(11,383)	(3.1%)
Net income (Loss) from discontinued operations after taxes	115,130	97,359	17,771	(18.3%)
NET INCOME	467,529	461,141	6,388	1.4%

NET INCOME	467,529	461,141	6,388	1.4%
Net Income attributable to owners of parent	268,568	288,008	(19,440)	(6.8%)
Net income attributable to non-controlling interest	198,961	173,133	25,828	14.9%

Earning per share from continuing operations (Ch$ /share)	3.88	4.16	(0.28)	(6.6%)
Earning per share from discontinued operations (Ch$ /share)	1.59	1.70	(0.11)	(6.4%)
Earning per share (Ch$ /share)	5.47	5.87	(0.40)	(6.7%)

(*) As of June 30, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Following is an item-by-item comparison of the income statement as of June 30, 2016 and 2015 of the discontinued operations carried out in Chile, including the four months acknowledging the Enersis Chile income, in order to enable comparing it with the same period of the previous year.

• 7 •

	Enersis Chile	Enersis Chile	Enersis Chile	Enersis Chile
	2 months	4 months	Total	Total
CONSOLIDATED INCOME STATEMENT (Discontinued Operations)(million Ch$)	Jun-16	Jun-16	Jun-16	Jun-15	Change	% Change

Revenues	405,372	875,937	1,281,309	1,143,309	138,000	12.1%
Sales	402,810	871,340	1,274,150	1,136,809	137,341	12.1%
Other operating income	2,562	4,597	7,159	6,500	659	10.1%
Procurements and Services	(236,672)	(552,608)	(789,280)	(814,236)	24,956	3.1%
Energy purchases	(155,835)	(317,778)	(473,613)	(444,877)	(28,736)	-6.5%
Fuel consumption	(34,794)	(129,139)	(163,933)	(217,566)	53,633	24.7%
Transportation expenses	(37,339)	(73,725)	(111,064)	(88,216)	(22,848)	-25.9%
Other variable costs	(8,704)	(31,966)	(40,670)	(63,577)	22,907	36.0%
Contribution Margin	168,700	323,329	492,029	329,073	162,956	49.5%
Personnel costs	(12,732)	(40,527)	(53,259)	(58,414)	5,155	8.8%
Other fixed operating expenses	(16,591)	(41,844)	(58,435)	(53,646)	(4,789)	-8.9%
Gross Operating Income (EBITDA)	139,377	240,958	380,335	217,013	163,322	75.3%
Depreciation and amortization	-	(53,863)	(53,863)	(72,997)	19,134	26.2%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(969)	(2,260)	(3,229)	(1,918)	(1,311)	-68.4%
Operating Income	138,408	184,835	323,243	142,098	181,145	127.5%
Net Financial Income	(5,807)	3,138	(2,669)	(27,743)	25,074	90.4%
Financial income	2,563	7,599	10,162	7,094	3,068	43.3%
Financial costs	(8,617)	(20,573)	(29,190)	(32,081)	2,891	9.0%
Gain (Loss) for indexed assets and liabilities	268	360	628	1,384	(756)	54.6%
Foreign currency exchange differences, net	(21)	15,752	15,731	(4,140)	19,871	480.0%
Other Non Operating Income	1,294	4,279	5,573	11,409	(5,836)	-51.2%
Net Income From Sale of Assets	-	114	114	7,383	(7,269)	-98.5%
Share of profit (loss) of associates accounted for using the equity method	1,294	4,165	5,459	4,026	1,433	35.6%
Net Income Before Taxes	133,894	192,252	326,146	125,764	200,382	159.3%
Income Tax	(18,764)	(30,208)	(48,972)	(28,405)	(20,567)	-72.4%
NET INCOME	115,130	162,044	277,174	97,359	179,815	184.7%
Net Income attributable to owners of parent	77,880	110,045	187,925	83,573	104,352	124.9%
Net income attributable to non-controlling interest	37,250	51,999	89,249	13,786	75,463	547.4%
	-	-	-	-	-	0.0%
Earning per share (Ch$ /share)	1.59	2.24	3.83	1.70	2.13	124.9%

(*) As of June 30, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Following is an item-by-item comparison of the income statement as of June 30, 2016 and 2015 including the discontinued operations carried out in Chile as if they would not have been performed:

• 8 •

	Enersis Américas + 2 months of Enersis Chile	Enersis Chile 4 months	Total	Total
CONSOLIDATED INCOME STATEMENT (including discontinued operations) (million Ch$)	Jun-16	Jun-16	Jun-16	Jun-15	Change	% Change

Revenues	2,970,699	875,937	3,846,636	3,743,095	103,541	2.8%
Sales	2,775,513	871,340	3,646,853	3,463,218	183,635	5.3%
Other operating income	195,186	4,597	199,783	279,877	(80,094)	-28.6%
Procurements and Services	(1,490,470)	(552,608)	(2,043,078)	(2,168,858)	125,780	5.8%
Energy purchases	(936,786)	(317,778)	(1,254,564)	(1,393,569)	139,005	10.0%
Fuel consumption	(189,298)	(129,139)	(318,437)	(328,216)	9,779	3.0%
Transportation expenses	(165,060)	(73,725)	(238,785)	(215,866)	(22,919)	-10.6%
Other variable costs	(199,326)	(31,966)	(231,292)	(231,207)	(85)	0.0%
Contribution Margin	1,480,229	323,329	1,803,558	1,574,237	229,321	14.6%
Personnel costs	(195,140)	(40,527)	(235,667)	(262,992)	27,325	10.4%
Other fixed operating expenses	(273,439)	(41,844)	(315,283)	(313,385)	(1,898)	-0.6%
Gross Operating Income (EBITDA)	1,011,650	240,958	1,252,608	997,860	254,748	25.5%
Depreciation and amortization	(156,418)	(53,863)	(210,281)	(231,405)	21,124	9.1%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(26,327)	(2,260)	(28,587)	(22,974)	(5,613)	-24.4%
Operating Income	828,905	184,835	1,013,740	743,481	270,259	36.4%
Net Financial Income	(184,487)	3,138	(181,349)	(86,068)	(95,281)	-110.7%
Financial income	96,832	7,599	104,431	142,493	(38,062)	-26.7%
Financial costs	(282,340)	(20,573)	(302,913)	(217,116)	(85,797)	-39.5%
Gain (Loss) for indexed assets and liabilities	(151)	360	209	(1,722)	1,931	112.1%
Foreign currency exchange differences, net	1,172	15,752	16,924	(9,723)	26,647	274.1%
Other Non Operating Income	3,126	4,279	7,405	14,816	(7,411)	-50.0%
Net Income From Sale of Assets	244	114	358	8,018	(7,660)	-95.5%
Share of profit (loss) of associates accounted for using the equity method	2,882	4,165	7,047	6,798	249	3.7%
Net Income Before Taxes	647,543	192,252	839,795	672,229	167,566	24.9%
Income Tax	(180,014)	(30,208)	(210,222)	(211,088)	866	0.4%
Net Income from Continuing Operations	467,529	162,044	629,573	461,141	168,432	36.5%
Net income (Loss) from discontinued operations after taxes	-	-	-	-	-	0.0%
NET INCOME	467,529	162,044	629,573	461,141	168,432	36.5%
	-	-	-	-	-	0.0%
NET INCOME	467,529	162,044	629,573	461,141	168,432	36.5%
Net Income attributable to owners of parent	268,568	110,045	378,613	288,008	90,605	31.5%
Net income attributable to non-controlling interest	236,211	51,999	288,210	173,133	115,077	66.5%
	-	-	-	-	-	0.0%
Earning per share from continuing operations (Ch$ /share)	5.47	2.24	7.71	5.87	1.85	31.5%

(*) As of June 30, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Operating income:

Operating income obtained as of June 30, 2016 of the continuing activities shows an increase of Ch$ 89,114 million, equivalent to a 14.8% increase, going from Ch$ 601,383 million as of June 2015 to Ch$ 690,497 million in the present year.

Following is a breakdown of operating revenues and expenses for continuing operations by business line for the periods ending as of June 2016 and 2015:

• 9 •

OPERATING INCOME
BY BUSINESS LINES (Continuing Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15

Operating Revenues	969,260	782,231	1,828,976	1,971,661	(232,909)	(154,107)	2,565,327	2,599,786
Operating Costs	(562,932)	(435,115)	(1,512,799)	(1,703,255)	200,901	139,966	(1,874,830)	(1,998,403)

Operating Income	406,329	347,117	316,177	268,407	(32,008)	(14,141)	690,497	601,383

Change in million Ch$ and %	59,212	17.1%	47,770	17.8%	(17,868)	(126.4%)	89,114	14.8%

Following is a breakdown of operating revenues and costs for discontinued operations by business line for the periods ending as of June 2016 and 2015:

OPERATING INCOME
BY BUSINESS LINES (Discontinued Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15

Operating Revenues	848,484	735,568	650,636	602,071	(217,811)	(194,330)	1,281,309	1,143,309
Operating Costs	(592,734)	(652,239)	(575,188)	(531,224)	209,856	182,252	(958,066)	(1,001,211)
	-592734	-652239
Operating Income	255,750	83,329	75,448	70,847	(14,144)	(3,585)	323,243	142,098

Change in million Ch$ and %	172,421	206.9%	4,601	6.5%	(10,559)	294.5%	181,145	127.5%

The operating income as of June 30, 2016, which includes discontinued activities as if the operation would not have been performed, shows an increase of Ch$ 270,259 million equivalent to 36.4%, totaling Ch$ 1.013.640 million as of June 2016.

• 10 •

OPERATING INCOME
BY BUSINESS LINES (Including discontinued Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15	Jun-16	Jun-15

Operating Revenues	1,817,744	1,517,799	2,479,612	2,573,732	(450,720)	(348,437)	3,846,636	3,743,095
Operating Costs	(1,155,666)	(1,087,354)	(2,087,987)	(2,234,479)	410,757	322,218	(2,832,896)	(2,999,614)
	-592734	-652239
Operating Income	662,079	430,446	391,625	339,254	(39,963)	(26,219)	1,013,740	743,481

Change in million Ch$ and %	231,633	53.8%	52,371	15.4%	(13,745)	(52.4%)	270,259	36.4%

The operating income of the generation and transmission business lines, which include discontinued operations as if they had not been performed, is shown by country in the following comparative table for the periods ending as of June 30, 2016 and 2015.  The physical sales included in the discontinued operations increased by 5.7% reaching 36,926 GWh. (34,908 GWh in 2015)

a)    Continuing operations:

Argentina

The operating income of our generation subsidiaries in Argentina totaled Ch$ 25.661 million; namely, Ch$ 12,392 million higher than the same period of the previous year, whose operating income amounted to Ch$ 13.269 million.

Endesa Costanera’s operating income amounted to Ch$ 10,593 million, Ch$ 4,164 million higher than the same period of the previous year, as a result of greater operating revenues resulting from the application of Resolution N°22 of March 30, 2016 of Ch$ 7,152 million.  The referred resolution, issued by the Electric Energy Secretariat of the Energy & Mining Ministry restated the revenue values of Resolution SE N°482/2015 which are those charged by the generators and offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 9,313 million and by higher other operating revenues of Ch$ 3,691 million corresponding to the maturity of the Availability Contract with CAMMESA of Ch$ 11,575 million offset by the conversion effects of Argentinean pesos to Chilean pesos of Ch$ 7,884 million.

• 11 •

The lower operating cost of Ch$ 2.634 million, are explained mostly by lower depreciation and impairment expenses of Ch$ 2.313 million mostly attributable to conversion effects of Argentinean pesos to Chilean pesos, lower personnel expenses of Ch$ 1.419 million due to conversion effects of Argentinean pesos to Chilean pesos offset by greater other expenses by nature of Ch$ 1.069 million due to lower casualty indemnification acknowledgement effects in 2015.

The operating income of El Chocón, amounted to Ch$ 10,224 million, Ch$ 3,381 million higher than that of the previous year, because of greater operating revenues of Ch$ 1,439 million mostly attributable to energy sales associated to Resolution N° 22 and greater physical sales of 74 GWh because of better hydrological conditions of Ch$ 6,194 million offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 4,755 million.  The operating cost dropped by Ch$ Ch$ 1,942 million, mostly because of the effect of the conversion of Argentinean pesos to Chilean pesos.

The operating income of our subsidiary Dock Sud amounted to Ch$ 4,390 million, Ch$ 3,727 million higher than that of the same period of the previous year, because of a greater operating income of Ch$ 21,260 million, mostly attributable to greater physical energy sales of 608 GWh of Ch$ 32,132 million, offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 10,872 million.

Operating costs increased by Ch$ 17.533 million, mostly due to greater fuel consumption of Ch$ Ch$ 22,184 million attributable to greater gas prices and greater consumption, offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 7,288 million and by greater depreciation and impairment expenses of Ch$ 3,109 million income resulting from higher capitalizations at the Central with respect to 2015.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods produced a 31.8% drop in Chilean pesos as of June 2016, as compared to June 2015.

Brazil

The operating income of our subsidiaries in Brazil totaled Ch$ 80,547 million, Ch$ 7,915 million higher as compared to the same period of the previous year, whose operating income amounted to Ch$ 72,632 million.

The operating income of our subsidiary Cachoeira Dourada diminished slightly by Ch$ 981 million, as a result of a greater operating revenue of Ch$ 27,402 million, attributed mostly to greater energy sales of 1,555 GWh as compared to the same period of the previous year of Ch$ 33,185 million, offset by the conversion of Brazilian reais to Chilean pesos of Ch$ 5,783 million.  On the other hand, operating expenses increased by Ch$ 28,382 million, mainly due to greater energy purchases from free and spot market clients in order to cover the demand for Ch$ 28,243 million.  Physical sales amounted to 2,782 GWh this year (1,574 GWh in 2015).

The operating income of Central Fortaleza (CGTF) amounted to Ch$ 25,268 million; Ch$ 15,093 million greater than the previous year due to lower operating revenues of Ch$ 2,969 million, mainly attributable to lower  spot market energy sales of Ch$ 11,820, which included the conversion effects of Brazilian reais to Chilean pesos of Ch$ 8,730 million, offset by greater operating costs of Ch$ 8,851 million mainly due to the acknowledgment of the Provin (Industrial Incentive & Development Program) benefit.  On the other hand, operating costs diminished by Ch$ 18,062 million mostly due to lower energy purchases of Ch$ 22,308 million given lower spot market purchases and lower purchase prices compared to the previous period offset by greater expenses of other variable provisions and services of Ch$ 4,304 million related to the operating derivative MTM.  Physical sales amounted to 1,535 Gwh during the present period, lower by 75 GWh as compared to the same period of the previous year, at which time they reached 1,610 GWh.

• 12 •

Our subsidiary Cien shows a decrease of Ch$ 6,008 million in its operating income, resulting from lower operating revenues of Ch$ 9,215 million, because of the conversion effect of Brazilian reais to Chilean pesos of Ch$ 3,434 million, plus the drop in the Permitted Annual Income (RAP, in its Brazilian acronym) according to the dispatch of the regulator of Ch$ 5,781 million.  On the other hand, operating costs dropped by Ch$ 3,208 million, mostly because of lower depreciation and impairment expenses of

Ch$ 879 million, lower personnel expenses of Ch$ 1,658 million, lower energy purchases of Ch$ 539 million and greater other expenses by nature of Ch$ 113 million; all of the foregoing effects mostly attributable to the conversion effects of Brazilian reais to Chilean pesos.

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both periods generates an 11.1% decrease in Chilean pesos as of June 2016, as compared to June 2015.

Colombia

The operating income in Colombia increased by 13.9% or Ch$ 25,936 million, recording a total of Ch$ 211,914 million in 2016 (Ch$ 185,978 million in 2015).

Emgesa’s operating income increased by Ch$ 104,004 million, which correspond mostly to greater physical sales during the period of 675 GWh and better sales prices with respect to the previous year of Ch$ 136,195 million, which includes the entry-into-operation effects of Central Quimbo; the foregoing was partially offset by the conversion effects of Colombian pesos to Chilean pesos of Ch$ 32,191 million.

On the other hand, the greater operating cost of Ch$ 78,069 million were mostly attributable to greater energy purchases of Ch$ 50,153 million from higher physical purchase prices, greater fuel consumption of Ch$ 16,015 million from greater thermal generation and greater stock exchange prices, greater transport costs of Ch$ 3,154 million because of higher tariffs, greater other variable procurement and services of Ch$ 2,973 million mainly because of tax effects associated to the generation of thermal energy, greater depreciation and impairment expenses of  Ch$ 3,126 million, mostly because of the deterioration of the Termo Candelaria client of Ch$ 943 million and greater depreciation on account of greater capitalizations as compared to the previous year, greater personnel costs of Ch$ 1,092 million due to lower capitalizations on the Quimbo Project and greater other expenses by nature of Ch$ 1,556 million mainly from lower expenses from the wealth tax decreed by the Colombian Government of Ch$ 909 million as compared to the previous year offset by the effects of converting Colombian pesos to Chilean pesos of Ch$ 2,465 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both years was an 11.7% decrease in terms of Chilean pesos as of June 2016, as compared to June 2015.

• 13 •

Peru

The operating income of our subsidiaries in Peru totaled Ch$ 88,207 million in 2016, reflecting an increase of Ch$ 12,969 million with respect to the same period of the previous year, which amounted to Ch$ 75,238 million.

Edegel’s operating income amounted to Ch$ 76,584 million, an increase of Ch$ 9,219 million as compared to the same period of the previous year, due to greater operating revenues of Ch$ 35,346 million mostly because of energy sales of Ch$ 19,811 million, greater physical sales of 215 GWh and better average sale prices, as well as greater other tolling revenue of Ch$ 15,535 million on account of new energy supply reliability charges and price restatements.

Operating costs increased by Ch$ 26,127 million, mainly because of greater fuel consumption of Ch$ 9,046 million for thermal generation and maintenance work on the gas transportation pipeline, greater energy purchases of Ch$ 7,476 million on the spot market, greater other variable procurement and services of Ch$ 4,312 million for greater renewable energy offsets, for greater transportation expenses of Ch$ 3,258 million, for increased new sanitary charges associated to tolling and greater personnel expenses of Ch$ 1,963 million for greater worker benefits.

The subsidiary, Empresa Eléctrica de Piura, increased its operating income by Ch$ 3,770 million as compared to the same period of the previous year, mainly because of greater operating revenues of Ch$ 9,002 million, mostly because of greater energy sales of Ch$ 6.356 million due to higher physical sales of 40 GWh and due to greater other sales of Ch$ 2,646 million corresponding to greater gas sales.  Operating costs increased by Ch$ 5,232 million mostly because of greater fuel consumption of Ch$ 3,368 million on account of the start-up of the T-G5 (cold reserve) Turbine, greater transportation expenses of Ch$ 843 million for increased energy demand and greater unit price of tolling, greater personnel expenses of Ch$ 466 million, greater energy purchase expenses of Ch$ 245 million, greater depreciation and impairment expenses of Ch$ 145 million and other expenses by nature of Ch$ 118.

The effect of converting the financial statements from new Peruvian soles into Chilean pesos in both years generated a 1.6% increase in Chilean pesos as of June 2016 as compared to June 2015.

a)    Discontinued operations:

Chile

Chile’s operating income increased by Ch$ 172,421 million from Ch$ 83,329 million as of June 2015 to Ch$ 255,750 million in the present year, mostly because of greater operating revenues of Ch$ 112,916 million; such better results were the consequence of greater physical sales (+ 792 GWh), mostly to regulated clients who increased their demand and to better average energy sale prices stated in pesos.

On the other hand, operating costs dropped by Ch$ 59,505 million as compared to the same period of the previous year, mostly due to lower fuel consumption costs of Ch$ 53,633 million, explained mostly by a greater hydro generation (+159 GWh), a lower unit price of GNL and Coal fuels given the drop of international commodity prices and the substitution of GNL thermal dispatches for coal, explained mostly by the greater availability of Bocamina, by lower expenses of other offsets and services of Ch$ 18,165 million, mostly attributable to lower costs of the combined cycle of Nueva Renca and the lower water consumption at the San Isidro Central of Ch$ 22,446 million, lower personnel costs of Ch$ 3,177 million, mostly because of a smaller payroll and a smaller capitalization of expenses to projects and, finally, for lower depreciation and impairment costs of Ch$ 14,638 million, mostly attributable to the 2-month depreciation stop due to the organizational restructuring pursuant to the International Financial Reporting Standards (IFRS).  The foregoing was partly offset by greater transportation expenses and other services of Ch$ 29,917 million, mostly from greater tolling services.

• 14 •

The distribution line of business, including discontinued operations as if the operation would not have been performed by the Enersis Americas Group, shows an increase of Ch$ 52,371 million in the year’s operating income, equivalent to 15.4% as compared to the same period of the previous year, totaling Ch$ 391,625 million. Physical sales increased by 636 GWh, equivalent to a variation of 1.6% as compared to the same period of the previous year totaling 39,676 GWh. The customer base grew by 383,000 customers, reaching 15.38 million clients; i.e. 2.6 % higher than the previous year.

The operating income for the distribution line of business, broken down on a country-by-country basis and including discontinued operations as if the operation would not have been performed, is shown in the following table, which compares the incomes between the years 2016 and 2015.

a)    Continuing activities:

Argentina

In Argentina, our Edesur subsidiary shows a greater operating income of Ch$ 37,944 million, going from Ch$ 32,699 million in 2015, to a profit of Ch$ 70,643 million during the month of June of the current year, mostly attributable to:

Operating revenues increased by Ch$ 48,835 million mainly because of the following: greater revenues have been acknowledged as a result of the application of Resolution N° 1/2016 dated January 29, 2016 issued by the ENRE that approved Edesur’s price schedule in effect as of the invoicing corresponding to the meter reading subsequent to zero hours of February 1, 2016.  The known effects of this Resolution in the present year have amounted to Ch$ 211,732 million corresponding to higher energy sales that incorporate physical sale increases of 323 GWh, offset by the conversion effects of Argentinean pesos to Chilean pesos of Ch$ 41,709 million and by lower rebates to clients for service quality fines of Ch$ 6,135 million.  All of the foregoing was offset by lower other operating revenues of Ch$ 128,921 million resulting from the application of Resolution N° 2/2016 issued by the ENRE on January 29, 2016, which as of January 31, 2016 ended the current schedule of ENRE Resolution N° 347/2012 and Resolution 32/2015 that includes conversion effects of Argentinean pesos to Chilean pesos of Ch$ 48,030 million and higher other service deliveries of Ch$ 13.951 million mostly because of higher tolling services.

Operating costs increased by Ch$ 10,891 million mostly due to greater energy purchases from the local regulator of Ch$ 84,381 million offset by the conversion effect of Argentinean pesos to Chilean pesos of Ch$ 25,115 million. All of the foregoing was partly offset by lower other expenses by nature of Ch$ 28,223 million due mostly to the conversion effect of lower payroll expense of Ch$ 20,862 million, mainly because of a conversion effect of Ch$ 29,887 million offset by higher expenses of Ch$ 9,025 million due to salary increases.

Energy losses increased 1.7 p.p. reaching 13.1% as of June 2016 and the number of Edesur customers increased by 19,000, exceeding 2.48 million clients.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both years produced a 31.8% drop in Chilean pesos as of June 2016 compared to June 2015.

Brazil

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 64,739 million; i.e. 4.7% lower by Ch$ 3,217 million compared to the same period of the year 2015.

Ampla’s operating income amounted to Ch$ 8,613 million; which, when compared to the Ch$ 2,304 million of the previous year shows an increase of Ch$ 6,309 million. This is explained by the operating revenues that diminished by Ch$ 155,656 million because of lower energy sale revenues of Ch$ 168,008 million mainly due to the conversion effects of Brazilian reais to Chilean pesos of Ch$ 49,231 million plus the effect of lower energy sales of 15 GWh of Ch$ 118,777 million, lower revenues from other sales and other services of Ch$ 4,230 million, mostly attributable to the conversion effect of Brazilian reais to Chilean pesos.  The foregoing was offset by greater other operating revenues of Ch$ 16,582 million, among which are the effects of IFRIC 12 construction costs.

On the other hand, operating costs diminished by Ch$ 161,965 million, which are mainly explained by lower energy purchase costs of Ch$ 166,426 million impacted by lower electric energy consumption, lower transportation expenses of Ch$ 5,713 million mainly because of the conversion effect of Brazilian reais to Chilean pesos of Ch$ 2,964 million and lower costs because of a lower demand of Ch$ 2,749 million and lower payroll expense of Ch$ 4,044 million mostly due to conversion effects.  The foregoing was offset by greater expenses of other variable provisioning and services of Ch$  7,724 million, among which are the effects of the IFRIC 12 construction costs net of conversion effects, greater other expenses by nature of Ch$ 6,179 million mostly due to collection and measuring services and to greater depreciation and impairment expenses of Ch$ 315 million.

Physical sales dropped by 12 GWh amounting to 5,876 GWh as of June 2016. Energy losses increased by 1.0 p.p. going from 18.9% to 19.9% as of June 2016.  Ampla expanded its customer base by 66,000 customers, exceeding 3.01 million clients.

Coelce’s operating income dropped by Ch$ 9,526 million, totaling Ch$ 56,126 million. Its lower operating revenues of Ch$ 82,782 million correspond mainly to lower energy sales revenues of Ch$ 96,766 million because of the conversion effects of Brazilian reais to Chilean pesos of Ch$ 41,603 million and lower regulatory revenues as compared to 2015, despite higher physical sales of 134 GWh and better energy sale prices, plus lower other sales and other services totaling Ch$ 2,016 million mostly due to the conversion effect offset by greater other operating revenues of Ch$ 16,000 million mainly attributable to the construction effects of IFRIC 12 net of conversion effects.

• 16 •

On the other hand, operating costs dropped by Ch$ 73,256 million, because of lower energy purchases of Ch$ 80,774 million that includes the conversion effects of Brazilian reais to Chilean pesos of Ch$ 28,861 million and lower real purchases of Ch$ 51,913 million for the recovery of dispatch costs, lower transportation expenses of Ch$ 1,392 million and lower payroll expense of Ch$ 2,165 million; and, all of the foregoing, mostly attributable to the conversion effects of Brazilian reais to Chilean pesos.  The above was offset by greater other variable provisioning and services of Ch$ 6,623 million due mostly to the construction effects of IFRIC 12 net of conversion effects, greater other expenses by nature of Ch$ 3,772 million, third-party service contracts and greater depreciation and impairment expenses of Ch$ 680 million.

Physical sales increased by 131 GW totaling 5,698 GWh in 2016.  Energy losses increased by 0.8 p.p. reaching 13.0% as of June 2016.  Coelce’s customer base increased by 137,000 customers, exceeding 3.82 million clients.

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both periods implied a 17.7% decrease in terms of Chilean pesos as of June 2016, as compared to June 2015.

Colombia

In Colombia, the operating income of Codensa reached Ch$ 120,069 million, reflecting an increase of Ch$ 2,292 million as compared to the previous year. This is explained because operating revenues diminished slightly by Ch$ 35 million mostly because of greater energy sales of Ch$ 2,728 million mostly attributable to higher revenues related to demand growth and better average sale prices of Ch$ 45,251 million offset by the conversion effect of Colombian pesos to Chilean pesos and by lower sales of physical energy of 50 GWh amounting to Ch$ 42,523 million, lower other service deliveries of

Ch$ 2,785 million for the conversion effect to Chilean pesos of Ch$ 9,183 million net of higher revenues on account of grid and lamp post leases and maintenance of public lighting infrastructure of

Ch$ 6,398 million and lower other sales of Ch$ 40 million offset by greater other operating revenues of Ch$ 62 million.

On the other hand, operating costs also diminished by Ch$ 2,327 million due mostly to greater energy purchases of Ch$ 8,512 million whose effects were greater purchases of Ch$ 30,036 million offset by the conversion effect of Colombian pesos to Chilean pesos of Ch$ 21,524 million due to higher transportation costs of Ch$ 724 million, in addition to lower other expenses by nature of Ch$ 4,803 million, lower depreciation and impairment expenses of Ch$ 2,877 million, lower payroll expense of Ch$ 2,009 million and lower  other variable provisioning and services of Ch$ 1,874 million;  all of them mostly attributable to conversion effects of Colombian pesos to Chilean pesos.

Physical sales dropped by 50 GWh reaching 6,744 GWh in 2016. Energy losses remained at 7.1% as of June 2016 and Codensa’s customer base grew by 88,000 customers, exceeding 2.91 million clients.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both years generated a reduction in Chilean pesos of 11.7% as of June 2016, as compared to June 2015.

Peru

• 17 •

In Peru, our Edelnor subsidiary shows an operating income of Ch$ 60,725 million, an amount Ch$ 10,752 million higher to that obtained during the same period of the previous year, which is mostly explained by increased operating revenues of Ch$ 46,951 million due mostly to greater physical sales of 86 GWh during the year.  The foregoing was partially offset by greater operating costs of Ch$ 36,200 million, mostly from greater energy purchases of Ch$ 34,088 million from the regulated and the spot market in order to cover a greater demand from clients, greater other expenses by nature of Ch$ 1,689 million, greater  depreciation and impairment expenses of Ch$ 1,958 million for higher capitalizations in low and high tension distribution lines of Ch$ 1,165 million offset by lower expenses in other variable provisioning and services of Ch$ 2,700 million on account of overhead expenses.

Physical sales increased by 86 GWh, reaching 3,932 GWh as of June 2016. Energy losses dropped by 0.3 p.p. reaching 7.9% as of June 2016.  The company’s customer base grew by 33,000 customers, exceeding 1.35 million clients.

The effect of converting the financial statements from new Peruvian soles to Chilean pesos in both years generated a 1.6% increase in Chilean pesos as of June 2016, as compared to June 2015.

a)    Discontinued operations:

Chile

In Chile, the operating income of our Chilectra subsidiary amounted to Ch$ 75,448 million; i.e. an increase of Ch$ 4,601 million, as compared to the same period of the previous year, or the equivalent to 6.5%.

Such variation is mostly explained by greater operating revenues of Ch$ 48,565 million, resulting from increased energy sales of Ch$ 52,422 million both because of greater physical sales as well as increased tariffs to regulated clients and because of a greater acknowledgment for the re-liquidation of Average Node Prices Decree, not heretofore applied, and to greater other sales of Ch$ 1,205 million, offset by a revenue reduction for other service deliveries of Ch$ 4,172 million mostly due to lower transmission tolls with generators and lower other operating revenues of Ch$ 890 million.

The greater operating costs of Ch$ 43,964 million, are the result of increased energy purchases of Ch$ 55,608 million for greater physical purchases and at higher purchase prices as compared to the same period of the previous year and greater payroll costs of Ch$ 892 million due to greater severance payments offset by lower other expenses by nature of Ch$ 4,302 million because of lower transmission line leases, lower transportation costs of Ch$ 3,896 million, lower toll payments, lower expenses for variable provisioning and services of Ch$ 1,290 million for lower service costs and lower other depreciation and impairment expenses of Ch$ 3,048 million, mostly attributable to the 2-month depreciation stop due to organizational restructuring, in accordance with International Financial Reporting Standards (IFRS).

Energy losses dropped by 0.3 p.p. reaching 5.2% as of June 2016. Physical energy sales increased by 158 GWh, reaching 7,875 GWh during the current year and the number of customers increased by 40,000, reaching 1.8 million clients.

Following is a summary of the revenues, operating costs and operating results of the subsidiaries of the Enersis Americas group, for the years ending as of June 2016 and 2016 for continuing operations:

• 18 •

Operating Income Detail (Continuing Operations)
(Figures in million Ch$)

	Jun-16			Jun-15
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Américas consolidated	702,015	(395,430)	306,585	561,009	(293,915)	267,094
Cachoeira Dourada	80,189	(40,147)	40,042	52,787	(11,764)	41,023
CGTF	75,816	(50,548)	25,268	78,785	(68,610)	10,175
Cien	24,800	(8,986)	15,814	34,016	(12,194)	21,822
Edesur S.A.	340,563	(269,920)	70,643	291,728	(259,029)	32,699
Edelnor S.A.	309,706	(248,983)	60,723	262,755	(212,783)	49,972
Ampla	382,065	(373,452)	8,613	537,721	(535,417)	2,304
Coelce	352,482	(296,356)	56,126	435,264	(369,612)	65,652
Codensa S.A.	444,158	(324,089)	120,069	444,193	(326,416)	117,777
Cemsa	1,050	(1,135)	(85)	416	(1,948)	(1,532)
Dock Sud	55,524	(51,134)	4,390	34,264	(33,602)	662
EE Piura	34,090	(22,471)	11,619	25,088	(17,239)	7,849
Holding Enersis y soc. inversión	11,695	(39,786)	(28,091)	2,835	(18,023)	(15,188)
Consolidation Adjustments	(248,826)	247,607	(1,219)	(161,075)	162,149	1,074

Total	2,565,327	(1,874,830)	690,497	2,599,786	(1,998,403)	601,383

(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

The following table shows non-operating results of continuing operations for the periods ended as of June 2016 and 2015:

FINANCIAL RESULT
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (million Ch$)	Jun-16	Jun-15	Change	% Change
Net Financial Income	(178,680)	(58,325)	(120,355)	(206.4%)
Financial Income	94,269	135,399	(41,130)	(30.4%)
Financial Costs	(273,723)	(185,035)	(88,688)	(47.9%)
Gain (Loss) for indexed assets and liabilities	(419)	(3,106)	2,687	86.5%
Foreign currency exchange differences, net	1,193	(5,583)	6,776	121.4%
Other Non Operating Income	1,832	3,407	(1,575)	(46.2%)
Net Income From Sale of Assets	244	635	(391)	(61.6%)
Share of profit (loss) of associates accounted for using the equity method	1,588	2,772	(1,184)	(42.7%)

Net Income Before Taxes	513,649	546,465	(32,816)	(6.0%)
Income Tax	(161,250)	(182,683)	21,433	11.7%
Net Income	352,399	363,782	(11,383)	(3.1%)

• 19 •

Financial income

The financial result of the continuing operations amounted to an expenses of Ch$ 178,680 million, representing Ch$ 120,355 million more than that of the same period of the year 2015.  The foregoing is mostly explained by:

Lower financial revenues of Ch$ 41,130 million due mostly to lower revenues in Edesur of Ch$ 32,909 million as a result of CAMMESA’s remission of interest pursuant to Note E 1208/2015 recorded in 2015 and of lower financial revenues in Brazil of Ch$ 8.364 million mostly because of lower revenues from the regulatory assets and the effects of commercial accounts.

Greater financial expenses of Ch$ 88,688 million, mainly because of higher financial expenses in Edesur of Ch$ 45,889 million as a result of the restatement of past service quality fines, higher expenses in our Argentinean subsidiaries Edesur, Dock Sud and Endesa Costanera  totaling Ch$ 14,265 million mostly due to CAMMESA’s greater debt and higher financial expenses in our Colombian subsidiary, Emgesa, of Ch$ 36,840 million mostly because of lower capitalizations of financial expenses in the construction of El Quimbo central that started operating in November 2015.

Higher expenses on account of indexed units of Ch$ 2,687 million mainly because of the smaller impact of UF-denominated financial debt assumed by some of our Chilean subsidiaries.

Lower expenses on account of exchange rate differences of Ch$ 6,776 million, mainly because of positive foreign exchange rate differences because of the dollarization of VOSA’s accounts receivable of Ch$ 29,144 million, offset by the negative impact in Endesa Costanera of Mitsubishi’s Ch$ 5,776 million debt, Ampla’s Ch$ 5,681 million foreign exchange debt and, the greater impact of CTM’s, Tesa’s and Cien’s debts totaling Ch$ 10,911 million.

Corporate taxes

The corporate income tax shows a lower expense of Ch$ 21,433 million, mostly explained by lower taxes in Brazil due to lower taxable bases as compared to those of the first semester of the year 2015, lower tax due to FX impact in foreign investments of Ch$ 38,466 million, compensated by higher taxes expenses of Ch$ 21,942 million due to better results in our subsidiaries El Chocón, Emgesa and Edegel, and by higher expense of Ch$ 17,944 million due to the record of deferred tax over taxable badwill due to the absorption of Chilectra Américas.

ANALYSIS OF THE FINANCIAL SITUATION

Assets (million Ch$)	Jun-16	Dec-15	Change	% Change
		SVS
Current Assets	2,843,276	2,589,626	253,650	9.8%
Non Current Assets	7,875,182	7,535,593	339,589	4.5%
Discontinued Operations	-	5,323,936	(5,323,936)	(100.0%)

Total Assets	10,718,458	15,449,154	(4,730,697)	(30.6%)

• 20 •

The Company’s total assets, including those to be distributed to its property owners as of June 2016, show a reduction of Ch$ 4,730,697 million with respect to those as of December 2015, mostly attributable to:

       Increased current assets of Ch$ 253,650 million equivalent to 9.8%, explained by:

•         Reduced cash and cash equivalent of Ch$ 71,593 million, a reduction in Codensa of Ch$ 46,397 million for the payment of bonds, dividends and taxes net of yields, a reduction in Enersis Américas and Endesa Américas of Ch$ 25,196 million, mostly due to dividend payments to third parties.

•         Increased other financial assets of Ch$ 74,358 million mostly attributable to increased time deposits of Enersis Américas of Ch$83,534 million, offset by a reduction of Ch$ 16,087 in Enel Brasil of +90-day time deposit withdrawals and others totaling Ch$ 6,908 million.

•         Increased commercial accounts receivable and other current accounts receivable of Ch$ 100,991 million explained mostly by increased accounts receivable in energy sales to spot market and regulated clients in Dock Sud of Ch$ 10,041 million, in Edesur of Ch$ 17,604 million, in Codensa of Ch$ 5,302 million, in Edelnor of Ch$ 2,666 million, in Edegel of Ch$25,598 million and in Enel Brasil of Ch$ 46,813 million for energy sales and regulatory asset effects.

•         Increased accounts receivable from currently related entities of Ch$ 140,936 million mainly for the foreign currency credit to Endesa Chile of Ch$ 132,274 million and other accounts receivable from Enersis Chile of Ch$ 7,947 million.

•         Stock inventory reductions of $ 19,160 million mainly in Edesur of Ch$ 27,411 million as a result of greater consumption offset by Codensa’s Ch$ 7,831 million corresponding to infrastructure material purchases.

•         Increased assets on account of current taxes of $ 40,268 million mainly in Enersis Américas for acknowledgement of recoverable credits for absorbed profits of Ch$ 22,822 million and greater PPM effects and by Endesa Brasil’s taking of fiscal credits of Ch$16,201 million.

•         Reduced assets included in asset groups for divestiture classified as kept for sale or maintained to be distributed to property owners totaling Ch$ 5,323,935 million, resulting from the application of NIFF 5 in December 2015 on account of the organizational restructuring approved by the Shareholders’ Meeting of December 18, 2015.

       Increased non-current assets of Ch$ 339,589 million equivalent to 4.5%, mostly attributable to:

•         An increase of real estate properties, plants and equipment totaling Ch$ 21,240 million mostly corresponding to new investments during the year of Ch$ 239,003 million, offset by a yearly depreciation of Ch$ 116,716 million, with asset withdrawals of Ch$ 2,333 million, with conversion effects from the various functional currencies of the companies of Ch$ 99,013 million, plus the positive impact of other movements totaling Ch$299 million.

•         Reduced commercial accounts receivable and other non-current receivables of Ch$ 48,567 million mainly corresponding to Endesa Brasil of Ch$ 35,867 million for a reduction in acknowledging sector assets, a Ch$18,845 million reduction on account of the dollarization of the accounts receivable of the Argentinean regulator for the construction of Central de Vuelta Obligado (VOSA) in Endesa Costanera, Central Dock Sud and Hidroeléctrica El Chocón, due mostly to currency conversion effects.

• 21 •

•         Increased Intangible Assets other than goodwill of Ch$ 172,054 million, principally by the new investments of the year of Ch$ 113,394 million, plus the effects of the conversions from the different functional currencies of the companies of Ch$ 133,135 million and by other movements totaling Ch$ 2,528 million, partly offset by the year’s depreciation and impairment of Ch$ 39,703 million, asset withdrawals of Ch$9,682 million and by other movements totaling Ch$25,089 million.

•         Increased assets on account of deferred taxes of Ch$ 28,109 million, explained mostly by temporary differences in Enel Brasil of Ch$ 23,627, for the acknowledgement of contingency provisions of Ch$ 5,552, financial instruments of Ch$ 5,377, including conversion effects of Ch$ 7,666 and others such as employment benefits, sundry provisions of Ch$ 5,032 and the rest of Ch$ 4,482 million, explained mostly by the acknowledgment of fiscal losses attributable to foreign investments and the conversion effects from the various functional currencies of the companies.

•         Increased other non-current financial assets of Ch$ 120,210 million, mostly due to the conversion effects of Brazilian reais to Chilean pesos for the account receivable upon termination of the IFRIC 12 Concession in the Brazilian distributors, Ampla and Coelce.

Total liabilities, included those to be distributed to property owners, in addition to the Company’s total shareholders’ equity, show a reduction of Ch$ 4,730,697 million as compared to December 2015.  This is mostly owed to a drop in current assets of Ch$ 95,965 million, a reduction in shareholders’ equity of Ch$ 2,882,812 million, a drop in the liabilities included in asset groups kept for distribution to property owners of Ch$ 1,945,652 million and an increase in non-current liabilities of Ch$ 193.732 million.

Liabilities (million Ch$)	Jun-16	Dec-15	Change	% Change
		SVS
Current Liabilities	2,463,764	2,559,729	(95,965)	(3.7%)
Non Current Liabilities	2,947,697	2,753,965	193,732	7.0%
Discontinued Operations	-	1,945,652	(1,945,652)	(100.0%)
Total Shareholders' Equity	5,306,997	8,189,808	(2,882,812)	(35.2%)
Attributable to shareholders of the company	3,746,642	6,026,149	(2,279,508)	(37.8%)
Attributable to minority interest	1,560,355	2,163,659	(603,304)	(27.9%)

Total Liabilities and Shareholders' equity	10,718,458	15,449,154	(4,730,697)	(30.6%)

         Non-current liabilities increased by Ch$ 193,732 million, equivalent to a 7.0% variation, mostly attributed to:

•         Increased other non-current financial liabilities (financial debt and derivatives) of Ch$ 117,092 million, mainly due to an increase in Ampla Energía of Ch$ 62,311 million for assuming a Ch$ 51,724 million loan granted by Banco Santander Chile plus the conversion impact of Brazilian reais to Chilean pesos and transfers to short-term, in Emgesa of Ch$ 57,185 million mainly for a bond issue of Ch$ 115,933 million offset by a transfer to short-term of a Ch$ 37,540 million bond plus the conversion impact of Colombian pesos to Chilean pesos.

• 22 •

•         Increased other non-current provisions of Ch$ 53,934 million, mostly attributable to the restatement of legal claims in Brazil of Ch$ 31,487 million and increased environmental provisions in Emgesa of Ch$ 22,447 million.

•         Provisions on account of non-current employee benefits of Ch$19,003 million, explained mostly by the restatement of actuarial liabilities.

       Current liabilities diminished very slightly by Ch$ 95,965 million, equivalent to a 3.7% variation, mostly attributable to:

•         A drop in commercial accounts and other current accounts payable totaling Ch$ 55,968 million; such variation is due to reductions because of conversion effects from foreign currencies to Chilean pesos.

•         Increased other current financial liabilities of Ch$ 131,547 million, mostly due to the increase in Codensa of Ch$ 57,388 million for the transferring of bonds from the long-term of Ch$ 86,453 million offset by bond payments of Ch$ 32,019 million, increases in Ampla and Coelce totaling Ch$ 49,579 million, mostly due to accrued interest and transfer of debt from the long-term, Emgesa’s increase of Ch$ 57,185 million for a bond issue of Ch$115,933 million and a payment of Ch$ 58,185 million;  the foregoing was partly offset by Edegel with payments of Ch$18,108 million and by Edelnor with the payment of bank loans totaling Ch$12,225 million.

•         Reduced liabilities on account of current taxes of Ch$ 73,740 million, mostly due to income tax payments of the previous year in Enersis Américas and Endesa Américas of Ch$ 53,110 million and in Codensa of Ch$ 21,164 million.

•         Reduced accounts payable to related entities of Ch$ 69,766 million, mostly attributable to dividend payments to companies of the group.

•         Reduced other account provisions of Ch$ 24,231 million mostly due to use of a provision in Colombia’s El Quimbo central’s environmental project amounting Ch$ 24,173 million.

•         Reduced Liabilities included in asset groups for divestiture classified as kept for sale or maintained to be distributed to property owners of Ch$ 1,945,652 million, resulting from the application of NIFF 5 on December 2015 on account of the organizational restructuring approved by the shareholders’ meeting of December 18, 2015.

       The Shareholders’ Equity dropped by Ch$ 2,882,812 million with respect to December 2015.

•         The portion attributable to the property owners of the controller diminished by Ch$ 2,279,508 million, explained by the year’s result of Ch$ 268,568 million, the increase in other integral results of Ch$ 158,835 million, mostly due to conversion differences of the year amounting to Ch$ 161,299 million, plus cash flow hedging totaling Ch$ 3,396 million, minus loss reserves for benefit plans of pension plans totaling Ch$ 4,233 million, minus other reserves of Ch$ 1,627 million, in addition to dividend payments totaling Ch$ 81,950 million. Additionally, as a result of the companies’ spin-off process, Ch$ 2,229,109 million of capital and of other positive sundry reserves of Ch$ 1.019.002 million have been transferred over to Enersis Chile and a reduction of accumulated profits totaling Ch$ 1,414,853 million.

• 23 •

•         Non-controlling shareholdings dropped by Ch$ 603,304 million, mostly explained by the year’s result of Ch$ 198,961 million, increased by other integral results of Ch$ 20,076 million, offset by the distribution of dividends to minority shareholders totaling Ch$ 182,545 million and the effects of the companies’ spin-off process of Ch$ 639,796 million.

• 24 •

The evolution of the main financial indicators, including the discontinued operations considered as if the operation would not have been done, is the following:

Indicator		Unit	Jun-16	Dec-15	Jun-15	Change	% Change

Liquidity	Current liquidity	Times	1.15	1.01	-	0.14	13.9%
	Acid ratio test (1)	Times	1.12	0.97	-	0.15	15.5%
	Working Capítal	MMCh$	379,512	29,897	-	349,615	1169.4%
Leverage	Leverage	Times	1.02	0.65	-	0.37	56.9%
	Short Term Debt	%	45.5%	48.2%	-	(2.7%)	(5.5%)
	Long Term Debt	%	54.5%	51.8%	-	2.7%	5.2%
	Financial Expenses Coverage (2)	Times	3.20	-	4.03	(0.84)	(20.7%)
Profitability	Operating Income/Operating Revenues	%	26.9%	-	23.1%	3.8%	16.4%
	ROE (annualized)%		13.0%	-	11.3%	1.7%	15.3%
	ROA (annualized)%		8.9%	-	7.5%	1.4%	18.4%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity index as of June 2016 reached 1.15 times, showing a 13.9% variation as compared to December 2015. The Company indeed enjoys an excellent liquidity position as a result of its cash.

The leverage ratio was 1.02 times as of June 30, 2016, increasing by 56.9% with respect to December 31, 2015, mainly because of greater non-current liabilities as compared to December 2015.

The hedging of financial costs shows a drop of 0.84 times or the equivalent of 20.7%, going from 4.03 times, in June 2015, to 3.20 times during the current year, mostly due to increased financial costs during the period with respect to the previous year compared to the increase in EBITDA.

The profitability index, measured in terms of operating income over operating revenues increased by 3.8%, reaching 26.9% as of June 2016.

On the other hand, the return on equity of the controller’s property owners (controller) reached 13.0%, with an increase of 15.3% with respect to the previous year.

The return on assets increased from 7.5%, as of December 2015, to 8.9% during the current year, mostly due to the year’s better overall results.

MAIN CASH FLOWS

During this year, the Company generated a negative cash flow of Ch$ 218,634 million, broken down as follows:

• 25 •

Cash Flow (million Ch$)	Jun-16	Jun-15	Change	% Change

From Operating Activities	724,722	690,908	33,814	4.9%
From Investing Activities	(377,856)	(687,303)	309,447	(45.0%)
From Financing Activities	(565,500)	(732,183)	166,683	(22.8%)

Net Cash Flow	(218,634)	(728,578)	509,944	(70.0%)

* Includes continuing and discontinued operations

As of June 30, 2016, the activities of the operation generated a net cash flow of Ch$ 724,722 million, showing a 4.9% increase as compared to the same period of the previous year.  This cash flow is mainly comprised of sale collection proceeds and other revenues of Ch$ 3,795,613 million, collections of other operating revenues of Ch$ 195,133 million, offset by supplier payments totaling Ch$ 1,890,407 million, payments to employees of Ch$ 244,089 million, profit tax payments of Ch$ 279,950 and other operating payments of Ch$ 851,578 million.

The investment activities generated a negative cash flow of Ch$ 377,856 million, which is mostly explained by disbursements on account of the incorporation of real estate and plant and equipment of

Ch$ 301,334 million, the incorporation of intangible IFRIC 12 assets of Ch$ 106,155 million, payment of derivatives of futures and financial swap contracts for Ch$ 3,922 million, +90-day investments of Ch$ 259,207 million, the foregoing offset by +90-day investment retrievals of Ch$ 204,841 million, collections on futures contracts, option terminations and financial swaps of Ch$ 6,353 million, revenue on account of real estate property sales of Ch$ 15,230 million, interest payments received of Ch$ 41,789 million and other cash revenues totaling Ch$ 24,549 million.

The financing activities generated a negative cash flow of Ch$ 565,500 million, mostly from loan payments of Ch$ 320,410 million, dividend payments of Ch$ 368,865 million for interest payments of

Ch$ 128,397 million, payments to minority shareholders on account of Pehuenche’s equity capital reduction of Ch$ 1,805 million, payment of liabilities for leases of Ch$ 8,901 million and other cash disbursements of Ch$ 198,697 million resulting from the splitting of cash and cash equivalent by the Company’s restructuring process offset by taking loans totaling Ch$ 461,575 million.

The following table shows disbursements on account of the incorporation of property, plant and equipment and their depreciation, of the discontinued operations, for the years ended on June 2016 and 2015:

• 26 •

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	Jun-16	Jun-15	Jun-16	Jun-15

Endesa Chile	48,519	322,506	-	-
Endesa Américas	79,771	-	51,975	53,196
Cachoeira Dourada	1,944	2,096	2,297	2,699
CGTF	3,143	13,750	2,614	3,075
CIEN	396	399	4,998	6,108
Chilectra S.A.	11,501	22,571	-	-
Edesur S.A.	36,031	105,333	5,252	5,936
Edelnor S.A.	39,642	64,485	15,396	13,793
Ampla (*)	68,671	71,509	22,370	21,175
Coelce (*)	37,483	31,755	14,972	15,549
Codensa S.A.	74,108	60,612	27,495	31,249
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	51	31	-	-
Holding Enersis and investment companies	2,145	1,031	247	81
Cemsa	100	96	20	19
Dock Sud	1,685	36,722	5,958	2,849
EE Piura	2,299	3,436	2,824	2,679

Total	407,489	736,332	156,418	158,408

(*) Includes intangible assets concessions

• 27 •

MAIN RISKS RELATED TO THE OPERATIONS OF ENERSIS AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations, both in Chile as well as in the other countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enersis Américas continuously meets.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enersis Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis Américas cannot guarantee that:

•         Public authorities will approve such environmental impact studies;

•         Public opposition will not derive in delays or modifications to any proposed project;

•         Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enersis Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enersis has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Rate of interest risk.

• 28 •

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enersis Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

•         Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

•         Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

•         Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

•         Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.1  Commodities risk.

• 29 •

The Enersis Américas Group is exposed to the risk of price variations of certain commodities, primarily through:

Fuel purchases in the process of electric energy generation.

Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of March 31, 2016 and December 31, 2015, there were no commodities hedging operations in effect.

21.2  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 4 hereunder).

As of June 30, 2016 the Enersis Américas Group had a liquidity position of M$ 1,113,569,619 in cash and cash equivalents and of M$ 139,790,859 in unconditionally-available long-term lines of credit.  As of December 31, 2015, the Enersis Américas Group’s liquidity position amounted to M$ 1,185,163,344 in cash and cash equivalent and M$ 34,332,376 in unconditionally-available long-term lines of credit.

21.3  Credit risk.

The Enersis Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

Compared to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both our electricity generation and distribution lines of business.

• 30 •

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with institutions with investment grade credit rating.

Risk Management.

The Enersis Américas Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

•         Financial debt.

•         Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

•         The USD Libor rate of interest.

•         The various currencies in which our companies operate, the habitual local indices of bank practices.

•         The exchange rates of the different currencies implied in the calculation.

• 31 •

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: Ch$ 104.474.460 million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enersis and its subsidiary Endesa Chile is subject to cross-default provisions.  If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

Non-payment of debt of these companies, following any applicable grace period of any debt of Enersis Américas without reference to its foreign subsidiaries, of a capital amount in excess of U$ 30 million, or its equivalent in other currencies, may lead to the forced acceleration of the Yankee Bonds.

Finally, in the case of the local bonds and the lines of credit of Enersis Américas and Endesa Chile, the accelerated payment of such debt is only triggered by Creditor or Debtor non-performance; namely of Enersis Américas, without making any reference to its foreign subsidiaries. In the case of local bonds, the cross default may be triggered in those cases where the default amount exceeds 3% of all consolidated assets, either in an individual debt or at the aggregate debt level. In the case of local lines, the cross default is triggered if the default amount in a debt exceeds US$ 50 million, or its equivalent in other currencies and also meet additional terms and conditions, such as for example, the expiration of grace periods.  These lines have not been disbursed.

 There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of these companies by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Compared to the assets of higher importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

• 32 •

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these financial statements.

***

• 33 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2016